EXHIBIT 99.1

Addex Provides Corporate Update and Financial Guidance

Ad Hoc Announcement Pursuant to Art. 53 LR

Geneva, Switzerland, July 21, 2022 - Addex Therapeutics Ltd (SIX: ADXN, Nasdaq: ADXN), a clinical-stage pharmaceutical company pioneering allosteric modulation-based drug discovery and development, today provided a corporate update, including a review of its pipeline and financial guidance.

“We completed the half year with CHF8.8 million of cash and expect to be able to finance our operations until the end of 2022. During this period, we will focus on concluding partnering agreements on selected pipeline assets to secure the financial resources to advance their development and strengthen our balance sheet,” said Tim Dyer, CEO of Addex. “In parallel, we look forward to the read out of data from the ADX71149 Phase 2 epilepsy study, conducted by our partner, Janssen, which is scheduled for the end of the year as well as delivering drug candidates, ready for IND enabling studies, under our strategic partnership with Indivior.”

Corporate Update

  Cash and cash equivalents at June 30, 2022 of CHF8.8 million
  Dipraglurant, mGlu5 NAM: Following termination of development in a pivotal Phase 2B/3 levodopa-induced dyskinesia associated with Parkinson's disease (PD-LID) study due to slow recruitment of patients and the consequential excessive costs of continuing development (announced June 17, 2022), we have initiated discussions with potential strategic partners to reinitiate Phase 2 development of dipraglurant in PD-LID or an alternative indication, including pain, substance use disorders (SUD), neurodevelopmental disorders and stroke.
  ADX71149, mGlu2 PAM, licensed to Janssen Pharmaceuticals Inc., a Johnson and Johnson company, is in a Phase 2 study in epilepsy patients and on track to report data in Q4 2022. Under our agreement with Janssen, we are eligible to receive up to EUR 109 million in success-based development and regulatory milestone, and low double-digit royalties on net sales.
  GABA B PAM Strategic Partnership with Indivior: Currently in clinical candidate selection phase with IND enabling studies expected to be initiated by Indivior in the first quarter of 2023 for SUD. Under the agreement with Indivior, in addition to research funding, we are eligible to receive $330 million in development, regulatory and sales milestones as well as the right to select drug candidates for development in certain exclusive indications outside of SUD. We plan to develop our selected drug candidates in pain and CMT1A.
  mGlu7 NAM for the treatment of stress related disorders, including PTSD: A highly innovative first in class program, with a lead drug candidate ready to start IND enabling studies.
  mGlu2 NAM for the treatment of mild neurocognitive disorders and depression: A well validated target with multiple differentiated drug candidates entering clinical candidate selection phase.
  M4 PAM for the treatment of schizophrenia and other psychotic disorders: A well validated target for which Addex has identified multiple novel series of structurally differentiated selective M4 PAMs. These novel series of compounds have rapidly progressed into lead optimization and are anticipated to enter clinical candidate selection phase in 2023.

About Addex Therapeutics:
Addex Therapeutics  is a clinical-stage pharmaceutical company focused on the development and commercialization of an emerging class of novel orally available small molecule drugs known as allosteric modulators for neurological disorders. Allosteric modulators offer several potential advantages over conventional non-allosteric molecules and may offer an improved therapeutic approach to conventional "orthosteric" small molecule or biological drugs. Addex's allosteric modulator drug discovery platform targets receptors and other proteins that are recognized as essential for therapeutic intervention. Addex's lead drug candidate, dipraglurant (mGlu5 negative allosteric modulator or NAM), is under evaluation for future development in a range of indications. Addex's second clinical program, ADX71149 (mGlu2 positive allosteric modulator or PAM), developed in collaboration with Janssen Pharmaceuticals, Inc., is in a Phase 2a proof of concept clinical trial for the treatment of epilepsy. Indivior PLC has licensed Addex’s GABABPAM program for the development of drug candidates, with a focus in substance use disorder. Addex is also advancing a broad preclinical pipeline, which includes GABABPAM, mGlu7NAM, mGlu2NAM, M4PAM, mGlu4PAM and mGlu3PAM. Addex shares are listed on the SIX Swiss Exchange and American Depositary Shares representing its shares are listed on the NASDAQ Capital Market, and trade under the ticker symbol "ADXN" on each exchange.

Contacts:

Tim Dyer Chief Executive Officer Telephone: +41 22 884 15 55 PR@addextherapeutics.com	Mike Sinclair Partner, Halsin Partners +44 (0)20 7318 2955 msinclair@halsin.com

Addex Forward Looking Statements:
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, including in respect of the progress of clinical trials and preclinical studies, including the timing of data read-outs from the ADX71149 epilepsy study, and our intended strategic direction. The words “may,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “target” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Any forward-looking statements in this press release, are based on management's current expectations and beliefs and are subject to a number of risks, uncertainties and important factors that may cause actual events or results to differ materially from those expressed or implied by any forward-looking statements contained in this press release, including, without limitation, uncertainties related to market conditions. These and other risks and uncertainties are described in greater detail in the section entitled “Risk Factors” in Addex Therapeutics’ Annual Report on Form 20-F for the year ended December 31, 2021, as filed with the SEC on March 10, 2022, the final prospectus supplement and accompanying prospectus and other filings that Addex Therapeutics may make with the SEC in the future. Any forward-looking statements contained in this press release represent Addex Therapeutics’ views only as of the date hereof and should not be relied upon as representing its views as of any subsequent date. Addex Therapeutics explicitly disclaims any obligation to update any forward-looking statements.